UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 22, 2024

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 2.02 Results of Operations and Financial Condition.

On October 22, 2024, the Federal Home Loan Bank of Chicago (the Bank) issued a press release to report selected preliminary unaudited financial results for the quarter ended September 30, 2024. The full text of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this Report).

The information being furnished pursuant to Items 2.02 on this Report and the information contained in Exhibit 99.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

On October 22, 2024, the Bank declared a dividend for the third quarter of 2024 and announced dividend guidance for the next two quarters. Attached as Exhibit 99.2 to this Report is a copy of the letter to members containing the dividend announcement. The letter to members references the Bank's preliminary third quarter 2024 financial results press release, which is filed herewith.

Any anticipated future dividend rates are not a guarantee or a commitment by the Bank regarding the payment of any dividends or the level of dividends. Market conditions may be unpredictable and their impact on the Bank's results of operations and financial condition, as well as any changes in applicable regulatory or other requirements, may affect the Bank's ability to declare dividends or to pay dividends at such anticipated rates.

This Report uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on the Bank's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. The Bank cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); political, national, and world events; changes in demand for advances or consolidated obligations; membership changes; the reliability of projections, assumptions, and models of future financial performance and condition; the Bank's ability to execute its business model and pay future dividends; the Bank's ability to protect the security of information systems and manage any failures, interruptions, or breaches; and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. The Bank assumes no obligation to update any forward-looking statements made herein. In addition, the Bank reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, the Bank cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) *Exhibits.* The following exhibits are being furnished herewith:

Exhibit No.	Description
99.1	Press release, dated October 22, 2024, regarding unaudited third quarter financial results
99.2	Member letter, dated October 22, 2024, regarding third quarter dividend
104	Cover Page Interactive Data File (formatted as inline XBRL)

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date October 22, 2024   By: /s/ Virxhini Gjonzeneli

Virxhini Gjonzeneli

Executive Vice President and Chief Financial Officer

EXHIBIT 99.1



FOR IMMEDIATE RELEASE

CONTACT: Heather Bockstruck, 312.565.5282
hbockstruck@fhlbc.com

FHLBank Chicago Announces Q3 2024 Financial Highlights
Combines longstanding programs with new initiatives to expand support for affordable housing and community investment needs

Chicago – October 22, 2024 – The Federal Home Loan Bank of Chicago (FHLBank Chicago) today announced its preliminary and unaudited financial results for the third quarter of 2024.

"Over the past quarter, our financial strength has continued to enable FHLBank Chicago to innovate and offer products and programs that address barriers to equitable homeownership and availability of affordable housing in partnership with our member financial institutions." said Michael Ericson, president and chief executive officer of FHLBank Chicago. "While our members continue to face a complex economic cycle, we are providing reliable, short-term liquidity and long-term funding to support housing finance and community investment."

Delivering on Commitment to Housing and Community Development
More than $30 million has been disbursed through its Downpayment Plus® (DPP®) Program through the third quarter of 2024 to provide downpayment and closing cost assistance to over 3,000 homebuyers in partnership with 202 member financial institutions. The DPP Program will remain open through year-end. FHLBank Chicago expects to award over $47 million in grants through its 2024 AHP General Fund to support affordable housing projects and developments later this month.

Additionally, FHLBank Chicago offers Community Development, Housing and Small Business Advances at below market rates to help members fund affordable housing and economic development needs in their communities. Over $1.4 billion was funded in these advances through the third quarter of 2024 to support over 7,500 housing units and more than 7,000 jobs.

New this year, the Community Impact Advance Pilot Program was established to provide $50 million in subsidies to discount the rate on advances up to 200 basis points. Over $250 million was funded in Community Impact Advances through the third quarter of 2024.

This past quarter, FHLBank Chicago also announced initiatives to facilitate more equitable housing lending and sustainable homeownership:
- The Low-Income Housing Tax Credit (LIHTC) Collateral Pilot Program which provides members with increased lendable value on their pledged collateral for up to a program total of $300 million of qualifying mortgage loans on LIHTC multi-family housing projects through August 2027.
- The acceptance of mortgage collateral using Vantagescore 4.0 to promote mortgage lending to creditworthy homebuyers who have historically been left out of conventional credit models.
- New Mortgage Partnership Finance® (MPF®) Conventional Housing Impact Pricing Grids to help support low and very low-income households through improved pricing for loans to borrowers with income at or below 80% of area median income (AMI).
- Increased funding for its Community First® Housing Counseling Resource Program to $3.5 million in 2024, partnering with the Illinois Housing Development Authority (IHDA) and the Wisconsin Housing and Economic Development Authority (WHEDA). The program supports housing counseling agencies in expanding their services to

EXHIBIT 99.1



minority and low- and moderate-income homebuyers, and by extension, expanding the pipeline of purchase-ready homebuyers for members.

Third Quarter 2024 Financial Highlights
- Net income was $130 million, compared to $183 million for the third quarter of 2023, driven by decreased advance balances in 2024 and an increase in noninterest expense.
- Noninterest expense was $114 million, an increase of $36 million compared to the third quarter of 2023. The increase was primarily driven by increased contributions of $49 million to housing and community development initiatives, compared to $17 million for the third quarter of 2023.
- Total assets increased to $125.8 billion, compared to $118.4 billion at December 31, 2023, with the change primarily attributable to an increase in our liquidity portfolio.
- Advances outstanding decreased to $59.3 billion, compared to $65.3 billion at December 31, 2023, primarily attributable to depository members experiencing lower funding needs on their balance sheets along with reduced loan demand, which resulted in paydowns.
- Mortgage loans held for portfolio through the Mortgage Partnership Finance Program increased to $13.0 billion, compared to $11.4 billion at December 31, 2023, primarily attributable to new acquisition volume that outpaced paydown activity.

For more financial details, please refer to the Condensed Statements of Income and Statements of Condition below. The Form 10-Q for the quarter ending September 30, 2024 is expected to be filed with the Securities and Exchange Commission (SEC) next month.

EXHIBIT 99.1



Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	September 30, 2024	December 31, 2023	Change
Cash and due from banks, interest-bearing deposits, federal funds sold, and securities purchased under agreements to resell	$ 23,104	$ 14,472	60 %
Investment debt securities	29,583	26,405	12 %
Advances	59,336	65,306	(9)%
MPF Loans held in portfolio, net of allowance for credit losses	13,033	11,410	14 %
Other	767	791	(3)%
Assets	$ 125,823	$ 118,384	6 %
Consolidated obligation discount notes	$ 35,756	$ 28,109	27 %
Consolidated obligation bonds	79,751	80,389	(1)%
Other	1,870	1,746	7 %
Liabilities	117,377	110,244	6 %
Capital stock	3,165	3,277	(3)%
Retained earnings	5,232	4,979	5 %
Accumulated other comprehensive income (loss)	49	(116)	142 %
Capital	8,446	8,140	4 %
Total liabilities and capital	$ 125,823	$ 118,384	6 %
Member standby letters of credit - off-balance sheet	$ 15,549	$ 12,601	23 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	Three months ended September 30,			Nine months ended September 30,		
	2024	2023 [a]	Change	**2024**	2023 [a]	Change
Interest income	$ 1,792	$ 1,962	(9)%	$ 5,325	$ 5,407	(2)%
Interest expense	(1,552)	(1,692)	(8)%	(4,602)	(4,695)	(2)%
Net interest income	240	270	(11)%	723	712	2 %
Reversal of (provision for) credit losses	(1)	—	— %	(2)	—	— %
Net interest income after reversal of (provision for) credit losses	239	270	(11)%	721	712	1 %
Noninterest income (loss)	20	11	82 %	61	41	49 %
Noninterest expense	(114)	(78)	46 %	(259)	(204)	27 %
Income before assessments	145	203	(29)%	523	549	(5)%
Affordable Housing Program assessment	(15)	(20)	(25)%	(53)	(56)	(5)%
Net income	$ 130	$ 183	(29)%	$ 470	$ 493	(5)%
Average interest-earning assets	$ 128,805	$ 141,368	(9)%	$ 127,472	$ 140,072	(9)%
Net interest income yield on average interest-earning assets	0.75 %	0.76 %	(0.01)%	0.76 %	0.68 %	0.08 %

[a] Certain amounts in the prior periods have been reclassified to conform to the current period presentation.

About the Federal Home Loan Bank of Chicago
FHLBank Chicago is a regional bank in the Federal Home Loan Bank System. FHLBanks are government-sponsored enterprises created by Congress to ensure access to low-cost funding for their member financial institutions, with a focus on providing solutions that support the housing and community development needs of members' customers. FHLBank Chicago is a self-capitalizing cooperative, owned by its Illinois and Wisconsin members, including commercial banks, credit unions, insurance companies, savings institutions and community development financial institutions. To learn more about FHLBank Chicago, please visit fhlbc.com.

"Community First", "Downpayment Plus", "DPP", "Mortgage Partnership Finance", and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

###

EXHIBIT 99.2



FHLBank Chicago Declares Q3 2024 Dividend

October 22, 2024

To Our Members:

Based on our preliminary third quarter 2024 results, the Board of Directors of FHLBank Chicago today declared a dividend at an annualized rate of 9.25% for Class B1 activity stock and at an annualized rate of 4.65% for Class B2 membership stock.* The net benefit of the higher dividend received on Class B1 activity stock lowers your borrowing costs from us. This benefit is estimated to be a 17.24 basis point** interest rate reduction. Dividends will be paid to your DID account on November 15, 2024.

We expect to maintain at least a 9.25% (annualized) dividend for Class B1 activity stock for the fourth quarter of 2024 and at least an 8.50% (annualized) dividend for Class B1 activity stock for the first quarter of 2025, based on current projections and assumptions regarding our financial condition. We are providing this information to assist you in planning your activity with us. Any future dividend payments remain subject to determination and declaration by our Board of Directors and may be impacted by changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors.

Over the past quarter, our financial strength enabled us to continue to innovate and offer products and programs that address barriers to equitable homeownership and availability of affordable housing. While there is no singular solution to fix our nation's housing challenges, the combined benefits of these efforts and your partnership is helping to create thriving communities across Illinois and Wisconsin.

Earlier this month, we awarded over $3 million to grow the diverse real estate developer talent pipeline through our 2024 Community First® Diverse Developer Initiative. The grants support 62 fellowships and internships across 14 organizations in partnership with 11 members. This funding brings FHLBank Chicago's overall commitment for the three-year program to $6.4 million to build a strong talent pipeline of housing leaders.

As reservation cycles ended on our Community Impact Advance Pilot Program, we are pleased to announce that we will reopen the program on November 13, 2024, to make available previously reserved but unused funds. We believe the initial launch on July 16 was immensely successful in empowering members to increase housing initiatives, drive economic growth, and foster community development throughout Illinois and Wisconsin by providing access to up to 200 basis points of interest rate subsidies. The program will remain open through June 30, 2027, or until funds are fully reserved and utilized.

To support your work to address needs and gaps in affordable housing lending, we launched our Low-Income Housing Tax Credit (LIHTC) Collateral Pilot Program, which provides increased lendable value on your pledged collateral for up to a program total of $300 million of qualifying mortgage loans on LIHTC multi-family housing projects through August 2027.

In addition to launching new pilot programs, we continue to review and improve our current products to promote homeownership. We enhanced our Mortgage Partnership Finance® (MPF®) Traditional conventional pricing to support low- and very low-income households through improved pricing for loans to borrowers with income at or below 80% of area median income (AMI). We announced members can now pledge mortgage collateral using VantageScore 4.0 credit scores as an alternative to the classic FICO credit score model to promote mortgage lending to creditworthy homebuyers who have historically been left out of conventional credit models.

EXHIBIT 99.2



More than $30 million has been disbursed through our Downpayment Plus® (DPP®) Program through the third quarter of 2024 to provide downpayment and closing cost assistance to over 3,000 homebuyers in partnership with 202 member financial institutions. The DPP Program will remain open through year-end, and we expect to award over $47 million in grants through our 2024 AHP General Fund to support affordable housing projects and developments later this month.

We are also supporting sustainable homeownership through homebuyer education and financial literacy, and by extension, expanding the pipeline of purchase-ready homebuyers for our members, by increasing our commitment to our Community First® Housing Counseling Resource Program by $1.5 million for the current program year. This brings our 2024 total to $3.5 million allocated to the Illinois Housing Development Authority (IHDA) and the Wisconsin Housing and Economic Development Authority (WHEDA), administrators of the program.

As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Michael Ericson
President and CEO

EXHIBIT 99.2



* FHLBank Chicago pays a higher dividend per share on your activity stock compared to membership stock to recognize members that support the cooperative by using our products. The higher dividend received on Class B1 activity stock has the effect of enhancing the benefits of using the Bank either by lowering the cost on advances and letters of credit or improving the return on Mortgage Partnership Finance® (MPF®) Traditional loans sold.
** Reflects Class B1 activity stock dividend as a reduction to the assumed advance rate, based on a Class B1 dividend rate of 9.25% for Q3 2024, an opportunity cost of buying stock (estimated to be the Q3 2024 U.S. Federal Reserve Average Federal Funds Rate of 5.27%), and 4.50% advance capitalization for illustration purposes only.

Forward-Looking Information: This announcement uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on FHLBank Chicago's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. FHLBank Chicago cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); political, national and world events; changes in demand for advances or consolidated obligations; membership changes; the reliability of projections, assumptions, and models of future financial performance and condition; FHLBank Chicago's ability to execute its business model and pay future dividends; FHLBank Chicago's ability to protect the security of information systems and manage any failures, interruptions, or breaches; and the risk factors set forth in FHLBank Chicago's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. FHLBank Chicago assumes no obligation to update any forward-looking statements made herein. In addition, the FHLBank Chicago reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, FHLBank Chicago cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

"Community First", "Downpayment Plus", "DPP", "Mortgage Partnership Finance", and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.